

July 7, 2011

Via E-mail
Michael H. Madison
Chief Executive Officer
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360

> **Re:** **Cleco Corporation**
> **Cleco Power LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File Nos. 1-15759 & 1-05663**

Dear Mr. Madison:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to the Financial Statements, page 77

Note 2 – Summary of Significant Accounting Policies, page 77

Principles of Consolidation, page 77

1. Refer to your disclosure on page 78 where you disclose that the pre-tax results of operations of your equity method investments are reported as equity income or loss from investees. Please explain to us the circumstances that justify your basis for recording the equity income from your investees on a pre-tax basis in light of the guidance in Rule 5-03(b) of Regulation S-X. Additionally, please tell us how the Louisiana Public Service

Commission ("LPSC") evaluates income tax expense with respect to setting rates. In this regard, if the income tax pick up is reported in your tax provision and the LPSC does not consider such income tax related to your non regulated equity method investees in setting rates, then explain to us why it would not be preferential and more accepted to present your equity in the net income of your investees as a single after-tax amount.

2. Notwithstanding the above comment, please label your equity income as pre-tax on your consolidated statements of income.

Reclassifications, page 78

3. Please tell us more about the facts and circumstances that led to your retrospective adjustment including the accounting justification for the reclassification or whether it was a misclassification. Additionally, please tell us how you considered the glossary terms in ASC 250-10-20 when concluding whether the reclassification was a type of accounting change or error correction. We may have further comments.

Consolidated VIEs, page 109

4. We note that effective January 1, 2010, you determined that you were the primary beneficiary of Evangeline and began to prospectively consolidate Evangeline. Please explain to us and disclose in further detail the analysis you performed which led you to conclude that you now had the ability to control Evangeline's significant activities. We assume you applied the guidance in FASB ASU 2009-17 in your analysis of Evangeline. Also, tell us why consolidation of Evangeline was not previously required under FASB ASC Topic 810.

Note 14 – Litigation, Other Commitments and Contingencies, and Disclosures about Guarantees, page 112

5. Refer to your disclosure on page 113 where you disclose under the "Other" subheading that some of your proceedings, such as the fuel review and environmental issues, could involve substantial amounts and the liability you may ultimately incur with respect to any one of these matters in the event of a negative outcome may be in excess of amounts currently accrued. Please revise your future disclosures to include a range of loss, which may be aggregated, and provide us with your proposed disclosure, or explain to us in detail the reasons why you are unable to determine an estimate. Refer to FASB ASC 450.

6. If you conclude that you cannot estimate a range of reasonably possible losses on any of your matters, please disclose this fact in your future filings in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please provide to us an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief